Exhibit 99.7

EARLY WARNING REPORT

UNDER SECTION 5.2 OF NATIONAL INSTRUMENT 62-104

(a)

Name and address of the offeror

Arris Resources Inc.

1250 West Hastings Street

Vancouver, BC  V6E 2M4

(the “Offeror”)

(b)

The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file this report, and whether it was ownership or control that was acquired in those circumstances;

The Offeror has acquired 2,800,000 units of Ona Power Corp. (the “Issuer”) pursuant to a private placement.  Each unit consists of one common share in the capital stock of the Issuer and one a common share purchase warrant (the “Warrant”). Each Warrant entitles the Offeror to acquire one common share of the Issuer at a price of $0.20 per share for a period of two years. The 2,800,000 common shares acquired represent approximately 14.90% of the issued and outstanding shares of the Issuer.

(c)

The designation and number or principal amount of securities and the offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file this report;

As a result of the forgoing acquisition, the Offeror owns a total of 2,800,000 common shares of the Issuer representing approximately 14.90% of the issued and outstanding shares of the Issuer.

If the Offeror were to exercise all of his warrants, he would then own 5,600,000 common shares of the Issuer representing approximately 29.80% of the issued and outstanding shares assuming that no further common shares of the Issuer have been issued.

(d)

The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(i)

the offeror, either alone or together with any joint actors, has ownership and control,

(ii)

the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and

(iii)

the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

All securities referred to in paragraph (c) are owned and controlled, directly or indirectly, by the Offeror.

(e)

The name of the market in which the transaction or occurrence that gave rise to the obligation to file this report took place:

The securities were acquired pursuant to a private placement and not through any market.

(e.1)

The value of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file this report:

The securities were acquired in a private placement for aggregate consideration of $420,000.

(f)

The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the obligation to file this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities acquired will be held for investment purposes.  The Offeror may, depending on market and other conditions, increase or decrease his beneficial ownership of the Issuer’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

(g)

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the obligation to file this report, including agreements with respect to the acquisition, holding disposition or voting of any of the securities:

Not applicable.

(h)

The names of any joint actors in connection with the disclosure required by this report:

Not applicable.

(i)

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

The securities were acquired in consideration for $0.15 per unit.

(j)

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer’s securities:

Not applicable.

(k)

If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED at Vancouver, British Columbia, this 20th day of August, 2009.

ARRIS RESOURCES INC.

   “Lucky Janda”

Per: Lucky Janda, President